UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated October 25, 2006 - Receipt of letter from MediaRing Ltd
2.	Letter from MediaRing Ltd to PacNet shareholders dated October 19, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006	PACIFIC INTERNET LIMITED

	By:	/s/ Foo Shing Mei Deborah
	Name:	Foo Shing Mei Deborah
	Title:	Vice President, Group Legal

MEDIA RELEASE

RECEIPT OF LETTER FROM MEDIARING LTD

SINGAPORE, October 25, 2006 – Pacific Internet Limited (“PacNet”) refers to its announcement made on October 12, 2006 with regard to the convening of an extraordinary general meeting to be held on November 7, 2006 at 3 p.m. (Singapore time) (the “EGM”).

PacNet wishes to announce that on October 20, 2006, it received from MediaRing Ltd a copy of a letter dated October 19, 2006 that MediaRing Ltd intends to send to PacNet shareholders requesting for them to vote on the resolutions at the EGM. A copy of this letter to PacNet shareholders is attached to this announcement.

Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media

Bernard Ho

Pacific Internet Limited

Direct: +65-6771 0433

Mobile: +65-9782-3393

Email: bernard.ho@pacific.net.sg

Investor & Analyst

Alan Katz Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 211 Email: alan@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg

19th October 2006

Dear Fellow PacNet Shareholder,

We, MediaRing Ltd, own approximately 29.6% of the outstanding shares of Pacific Internet Limited and are its largest shareholder.

We are asking for your vote at the upcoming Extraordinary General Meeting (“EGM”) on 7 November 2006, in support of the views of the directors of PacNet, contained in PacNet’s Proxy Statement dated 16 October 2006.

The EGM is being held as a result of requests made by Vantage Corporation and us. Vantage had requested for an EGM with the intention of preventing us from having our nominees appointed to PacNet’s Board. In response, we requested that PacNet shareholders be given an opportunity to vote on the appointment of our nominees at the same EGM.

As you may know, PacNet’s Board approved the appointment of one of our nominees, Mr. Koh Boon Hwee, effective as of 26 September 2006. The appointment of our other proposed nominee, Mr. Walter J. Sousa has also been accepted by PacNet’s Board and is now pending the approval of the Info-Communications Development Authority of Singapore.

MediaRing does not understand why Vantage has gone to such great lengths to prevent our nominees from Serving on PacNet’s Board, especially when Vantage, PacNet’s second largest shareholder, already has two representatives on the Board. MediaRing has never sought to remove Vantage’s representatives, as we believe that both shareholders have the right to representation. Furthermore, MediaRing is putting forth two very creditable candidates for Board directorship who will seek to increase shareholder value for all PacNet shareholders.

MediaRing’s nominees will work with PacNet’s Board and management to explore opportunities to grow PacNet’s businesses with a view to improving value for all shareholders. Our nominees will serve all shareholders.

We believe that the valuable experience of our nominees would be beneficial in enhancing the long-term value of PacNet, while strengthening existing strategic relationships. MediaRing’s nominees have significant corporate and tele-communications experience as well as regional exposure and are well suited to work with PacNet and its management. Our interests are aligned with all PacNet shareholders.

•	Mr. Koh Boon Hwee is the Chairman of DBS Group, a full service bank with a large presence in Singapore, Hong Kong, Thailand, Indonesia and the Philippines. Mr. Koh also brings substantial regional experience and contacts to PacNet, as he previously served as Chairman of Singapore Telecommunications (“SingTel”) from 1986 to 2001, a period during which Singtel expanded aggressively regionally. SingTel’s current market capitalization is approximately US$25 billion. Mr. Koh was also previously the Chairman of Singapore Airlines, SIA Engineering and Omni Industries (sold to Celestioa in 2001).

•	Mr. Walter J. Sousa has been the Chairman of MediaRing since 1999. Mr. Sousa was a Managing Director of GE Asia Pacific Capital Technology Fund, a venture fund sponsored by GE Capital, Asia Pacific Capital, and Acer Inc. between 1999 and 2003. He is a founding partner of Asia Pacific Capital. Prior to Asia Pacific Capital, Mr. Sousa was the Chairman and Chief Executive Officer of AT&T Asia Pacific. He began his career at Hewlett Packard and over his 20-year career, he held several management positions including President of Hewlett Packard Asia.

We fully agree with the views set forth in PacNet’s Proxy Statement dated 16 October 2006. We support their recommended Board composition consisting of a majority of independent directors, with each major shareholder being appropriately represented. You are advised to read the Proxy Statement in its entirety for further details relating to the rationale and recommendations of the directors.

As we are not able to predict the outcome for each of the resolutions proposed at the EGM, we encourage you to vote FOR the appointment of both MediaRing’s nominees as Directors on Resolution 9 and Resolution 10. In the event that only one of Vantage’s nominees is elected and both our nominees are elected, MediaRing will ensure that one of our nominees steps down from PacNet’s Board so that the Board composition will be balanced, as recommended by the directors.

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We therefore urge you to vote in accordance with the recommendations set forth in PacNet’s Proxy Statement (other than on Resolutions 7, 8, 9 and 10) as follows:

Resolution 1: Vote AGAINST on Removal of the Pre-Requisition Directors;

Resolution 2: Vote AGAINST on Removal of Directors appointed on or after 8 September 2006;

Resolution 3: Vote FOR on Appointment of Mr. Claude Roger Charles;

Resolution 4: Vote FOR on Appointment of Mr. Lim Soon Hook as a director;

Resolution 5: Vote FOR on Appointment of Mr. Tan Chin Kwang Johnson as a director;

Resolution 6; Vote FOR on Appointment of Mr. Phey Teck Moh as a director;

Resolution 7: Vote ABSTAIN on Appointment of Mr. Tan Meng Dong as a director;

Resolution 8: Vote ABSTAIN on Appointment of Ms. Zhang Yun as a director;

Resolution 9: Vote FOR on Appointment of Mr. Koh Boon Hwee as a director;

Resolution 10: Vote FOR on Appointment of Mr. Walter J. Sousa as a director;

Resolution 11: Vote FOR on Inspection of Proxy Forms;

Resolution 12: Vote ABSTAIN on Appointment of Mr. Steven Barry Simpson as a director;

Resolution 13: Vote FOR on The Board’s recommendation that the Board comprise a majority of independent directors.

There is very little time remaining before the EGM, which PacNet has scheduled for 3:00 p.m. (Singapore time) on Tuesday, 7 November 2006 at its principal office, located at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261. MediaRing urges you to carefully consider the information contained in the Proxy Statement of PacNet dated 16 October 2006, this letter and Mr. Koh Boon Hwee’s representation letter of 10 October 2006 enclosed herein. Please sign, date and return the Proxy Form enclosed with the Proxy Statement today. Please do not return any proxy card or form that has not been sent by PacNet.

If your shares are held in registered form, your Proxy Form must be sent to PacNet’s registered office at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 or The Bank of New York at P.O. Box 11146, New York, N.Y, 10203-0146, not less than 48 hours before the time set for the EGM, that is, no later than 3:00 p.m. on Sunday, 5 November 2006 (Singapore time) or 3:00 a.m. on Sunday, 5 November 2006 (New York time).

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If your shares are held in the name of a bank or brokerage firm (or nominee), such entity may set an earlier voting deadline. We urge you to contact your bank or brokerage firm as soon as possible to ensure your vote is submitted in a timely fashion.

If you require additional assistance with the voting process or have any questions or would like to speak to MediaRing directly, please feel free to contact D.F. King & Co., Inc. at +1-888-567-1626.

Thank you very much for your support.

Yours sincerely,

/s/ Khaw Kheng Joo
Khaw Kheng Joo
Director and Chief Executive Officer
MediaRing Ltd

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To : The shareholders of Pacific Internet Limited

Date : 10 October 2006

Dear Sir/ Madam,

Introduction

I refer to the requisition notice dated 8 September 2006 served on PacNet by Vantage Corporation Limited (“Vantage”), which seeks to requisition PacNet to convene an extraordinary general meeting (“EGM”) to pass, inter alia, a resolution (“Vantage’s Removal Resolution”) to remove all directors appointed by the Board of Directors of PacNet (“PacNet Board”) on or after 8 September 2006.

On 20 September 2006, PacNet Board approved my appointment as a director of PacNet, subject to the approval of the Info-communications Development Authority of Singapore, which was subsequently received on 26 September 2006. As I was officially appointed as a director of PacNet with effect from 26 September 2006, it appears that Vantage’s Removal Resolution purports to remove me as a director of PacNet, although I was not specifically named as a director to be removed in that resolution.

I am now writing to shareholders pursuant to Section 152 of the Singapore Companies Act in response to Vantage’s Removal Resolution to remove me as a director.

Representations

MediaRing’s interests and objectives

MediaRing Ltd (“MediaRing”) owns as at the date hereof 4,056,163 PacNet shares, representing approximately 29.7 % of the issued shares of PacNet as of 31 August 2006. As shareholders would appreciate, in view of MediaRing’s sizeable investment in PacNet, and MediaRing being the largest shareholder of PacNet, it is only reasonable and expected that MediaRing should have appropriate representations on the PacNet Board. MediaRing is not seeking to control the PacNet Board, but is merely seeking its own appropriate representations on the board.

I fail to understand the rationale or motivation of Vantage in seeking to remove me as a director and to ensure that MediaRing is not suitably represented, given that Vantage itself already has its representatives on the PacNet Board. MediaRing, on the other hand, has never sought to prevent Vantage from being represented. In this regard I also note Vantage’s announcement on the

Singapore Exchange Securities Trading Limited on 29 September 2006 that it is considering either (i) the potential disposal of all or part of its interest in PacNet; or (ii) acquiring additional shares in PacNet, including making a partial or general offer in relation to PacNet. Based on this announcement by Vantage, it appears to me that Vantage as the other major shareholder of PacNet has yet to take a decision with regard to its interest in PacNet or its plans with regard to PacNet, and there is a possibility that Vantage may eventually decide to dispose of all its interests in PacNet. In the event of such disposal by Vantage, PacNet will be left with no representation by its then single largest shareholder, MediaRing, which takes a long term view with regard to PacNet, and this will not be in the interest of PacNet shareholders.

It is MediaRing’s and my objective to work with the PacNet Board and management to explore opportunities to grow the business of PacNet with a view to improving value for all shareholders, as MediaRing has announced on 26 September 2006 upon my appointment.

My Ability to Add Value

As you would note from my resume, I believe that I have the relevant and appropriate experience and credentials, particularly in the tele-communications industry to serve on the PacNet Board. As the Chairman of Singapore Telecommunications for 15 years from 1986 to 2001, I was responsible for supervising SingTel’s regional expansion plans, acquiring strategic stakes in other telecommunication operators regionally, culminating in a market capitalisation of approximately US$24.4 billion today. I am currently the Chairman of DBS Group Holdings Limited, a full service bank with banking presence in Singapore, Hong Kong, Thailand, Indonesia and the Philippines. DBS Group has a market capitalisation and total assets of approximately US$18.7 billion and US$119.8 billion respectively. I was also previously the Chairman of Singapore Airlines Limited (current market capitalisation of approximately US$11.4 billion); SIA Engineering Limited (current market capitalization of approximately US$2.4 billion); and Omni Industries (sold to Celestica in 2001 at a valuation of over US$900 million). I believe my past and present roles as a senior executive and/or director of some of the largest Singapore companies with regional presence will add to PacNet’s international reputation and profile, and am confident that my participation on the PacNet Board will serve to bring value to the future growth of PacNet.

As a newly appointed director of PacNet, I seek an opportunity to work with the management of PacNet to grow PacNet’s business. It is my sincere belief that my continued representation on the Board will be beneficial in this respect, and ultimately improve value for all shareholders.

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Decision of PacNet Board

Both MediaRing and I am pleased that the PacNet Board had approved my appointment and I note that in arriving at its decision, PacNet Board took into consideration the following points shared by me with PacNet’s Nominating/Corporate Governance Committee: that (a) Mediaring recognises that given the present circumstances and shareholding structure of PacNet, a full integration of both companies at the present time is not possible, and that both companies need to pursue independent strategies; (b) any collaboration between the two companies must be discussed by the respective managements and should be on a voluntary arms-length basis; (c) MediaRing’s preference is that there be a majority of independent directors on the PacNet Board. In particular, based on the current shareholding structure, Mediaring would prefer that each major shareholder be limited to one representative, and the management to have one representative, so that only four independent directors are required to form the majority on the PacNet Board; and that (d) I am fully aware and understand my fiduciary duties as a director of PacNet and the need for the implementation of certain procedures to safeguard against the risk of any use of information to the detriment of PacNet.

With the above considerations, I would like to assure the PacNet Board and the shareholders that while I am a representative of MediaRing on the PacNet Board, my duty is to always act in the interest of PacNet. I am also conscious of any concerns of possible conflict of interests and will not put myself in a position of conflict.

Conclusions

On the foregoing bases and representations, I ask each shareholder to carefully consider your options at the forthcoming EGM on 7 November 2006 and to vote (in person or by proxy) AGAINST Vantage’s Removal Resolution in respect of the removal of the undersigned, Koh Boon Hwee, as a director.

Yours sincerely,

/s/ KOH Boon Hwee
KOH Boon Hwee

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